Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@ eversheds-sutherland.com
June 22, 2018
VIA EDGAR
Ashley Vroman-Lee, Esq., Senior Counsel
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	OFS Credit Company, Inc.
Pre-Effective Amendment No. 1 to the Registration Statement on
Form N-2, Filed on December 13, 2017
(File Nos. 333-220794 and 811-23299)
Dear Ms. Vroman-Lee:
On behalf of OFS Credit Company, Inc. (the “Fund”) set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on January 8, 2018 and January 10, 2018 regarding the Fund’s responses to Staff comments filed as correspondence with the SEC on December 13, 2017 (the “Initial Response Letter”) and pre-effective amendment no.1 to the Fund’s registration statement on Form N-2 (File Nos. 333-220794 and 811-23299) (the “Registration Statement”) and the prospectus contained therein (the “Prospectus”). The Staff’s comments are set forth below in italics followed by the Fund’s responses.

Legal Comments:

1.
(Fees and Expenses; Page 15) The Staff refers the Fund to its response to Comment 13 in the Initial Response Letter and the disclosure in footnote 3 to the Fees and Expenses Table. Pursuant to instruction 4 to Item 3 of Form N-2, please disclose all fees (except brokerage commissions) on a separate line in the Fees and Expenses Table relating to the distribution reinvestment plan or respond in writing with the Fund’s rationale for not doing so.

Response: The Fund acknowledges the Staff’s comment and has revised the disclosure in the Fees and Expenses section of the Prospectus accordingly.

2.
(Risk Factors; Pages 20, 29) The Staff has reviewed the Fund’s response to Comment 15 in the Initial Response Letter and the revised risk disclosure in the Prospectus. Please clarify whether the differences in tax and GAAP earnings could result in the Fund paying fees to its Advisor on returns of capital that the Fund receives from its CLO investments. If this is the case, please disclose this prominently on the Prospectus cover page and the Staff may have additional comments.

Response: The Fund acknowledges the Staff’s comment and confirms that the Fund will not pay the Adviser incentive fees on GAAP returns of capital that the Fund receives from its CLO investments.

3.    Please provide the name and contact information of the Fund’s FINRA reviewer.

Response: The Fund advises the Staff that since it has not yet established who the underwriters will be for this offering, the FINRA filing has not been submitted yet. After the underwriters are selected and underwriters’ counsel submits the FINRA filing, the Fund will provide to the Staff the contact information for the Fund’s FINRA reviewer

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

June 22, 2018

Accounting Comments:

4.    The Staff refers to the following disclosure on page 1 of the Prospectus: “We believe that the Advisor’s direct and often longstanding relationships with CLO collateral managers, its CLO structural expertise and its in-house loan investment team will enable us to source and execute investments with attractive economics and terms relative to other CLO opportunities and provide investors with loan-level expertise and analysis.” Please explain to the Staff whether the Fund expects to have any arrangements with CLO collateral managers that will result in special fee arrangements for the Fund (i.e., a discount on fees). If so, please disclose this in the Prospectus.

Response: The Fund advises the Staff that in connection with its investments in CLOs, the Fund may, from time to time, be able to negotiate arrangements with CLO collateral managers that will have the effect of a discount on fees for the Fund in the form of a fee rebate. The Fund has revised the Prospectus accordingly.

5.    Please advise the Staff whether any changes are necessary to the disclosure in the “U.S. Federal Income Tax Matters” section of Prospectus due to the changes in tax laws that were passed in December 2017. If so, please update the disclosure accordingly.

Response: The Fund confirms to the Staff that it has updated the tax-related disclosure throughout the Prospectus in response to the Staff’s comment.

6.    The Staff notes that the Fund’s financial statements have not yet been added to the Prospectus. As a result, the Staff may have additional accounting comments after the Fund’s financial statements are added to the Prospectus.

Response: The Fund acknowledges the Staff’s comment.

*    *    *    *    *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus

cc:    Tod Reichert, OFS Capital Management, LLC
Vlad M. Bulkin, Eversheds Sutherland (US) LLP

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.